February 7, 2025

Brandon Lutnick
Chief Executive Officer
Cantor Equity Partners II, Inc.
110 East 59th Street
New York, NY 10022

        Re: Cantor Equity Partners II, Inc.
            Amendment No. 1 to
            Draft Registration Statement on Form S-1
            Submitted January 17, 2025
            CIK No. 0002034269
Dear Brandon Lutnick:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 24, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Cover Page

1. We note disclosures on page 91 and elsewhere that if you increase or decrease the size of the offering, you will effect a share dividend, contribution back to capital or other mechanism with respect to your Class B shares in such amount so that the founder shares will continue to represent 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please discuss these provisions on the cover page and in the discussions of securities that may become issuable to the sponsor in the sections entitled "Sponsor Information" on pages 10 and 108.
 February 7, 2025
Page 2

Sources of Target Businesses, page 113

2. Please revise disclosure in the first full paragraph on page 114 to clarify, if true, that neither you nor anyone acting on your behalf has engaged in discussions with any of the prospective target businesses that any of the Active Cantor SPACs or any of the
       Prior Cantor SPACs had considered, consistent with disclosure on your prospectus cover page.
       Please contact Eric McPhee at 202-551-3693 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:   Stuart Neuhauser